Filed by ONEOK Partners, L.P. (Commission File No. 1-12202) Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-1 Under the Securities Exchange Act of 1934 Subject Company: ONEOK Partners, L.P. (Commission File No.: 1-12202) This filing relates to the proposed business combination of ONEOK, Inc. (“OKE”) and ONEOK Partners, L.P. (“OKS”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 31, 2017 (the “Merger Agreement”), by and among OKE, New Holdings Subsidiary, LLC, OKS, and ONEOK Partners GP, L.L.C. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by OKS on February 1, 2017, and is incorporated by reference into this filing. OKE and OKS will participate in a series of one-on-one meetings with investment-community representatives March 29-30, 2017 and includes information related to the proposed business combination of OKE and OKS. Materials used at the meetings were posted on the OKE and OKS websites, www.oneok.com and www.oneokpartners.com, beginning at 8 a.m. Eastern Daylight Time (7 a.m. Central Daylight Time) on Wednesday, March 29, 2017.

INVESTOR UPDATE March 2017

Page 2 FORWARD-LOOKING STATEMENTS This presentation contains certain "forward-looking statements" within the meaning of federal securities laws and covered by the safe harbor protections. Words such as "anticipates", "believes," "expects", "intends", "plans", "projects", "will", "would", "should", "may", and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect ONEOKs (OKE) and ONEOK Partners’ (OKS) current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction involving OKE and OKS, including future financial and operating results, OKE's and OKS's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts, including future results of operations, projected cash flow and liquidity, business strategy, expected synergies or cost savings, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this presentation will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties, many of which are beyond our control, and are not guarantees of future results. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These risks and uncertainties include, without limitation, the following: – the ability to obtain the requisite OKE stockholder and OKS unitholder approvals relating to the proposed transaction; – the risk that OKE or OKS may be unable to obtain governmental and regulatory approvals required for the proposed transaction, if any, or required governmental and regulatory approvals, if any, may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; – the risk that a condition to closing of the proposed transaction may not be satisfied; – the timing to consummate the proposed transaction; – the risk that cost savings, tax benefits and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; – disruption from the transaction may make it more difficult to maintain relationships with customers, employees or suppliers; – the possible diversion of management time on merger-related issues; – the impact and outcome of pending and future litigation, including litigation, if any, relating to the proposed transaction; – the effects of weather and other natural phenomena, including climate change, on OKE’s and/or OKS’ operations, demand for OKE’s or OKS’ services and energy prices; – competition from other United States and foreign energy suppliers and transporters, as well as alternative forms of energy, including, but not limited to, solar power, wind power, geothermal energy and biofuels such as ethanol and biodiesel; – the capital intensive nature of our businesses; – the profitability of assets or businesses acquired or constructed by us; – our ability to make cost-saving changes in operations; – risks of marketing, trading and hedging activities, including the risks of changes in energy prices or the financial condition of our counterparties; – the uncertainty of estimates, including accruals and costs of environmental remediation; – the timing and extent of changes in energy commodity prices; – the effects of changes in governmental policies and regulatory actions, including changes with respect to income and other taxes, pipeline safety, environmental compliance, climate change initiatives and authorized rates of recovery of natural gas and natural gas transportation costs; – the impact on drilling and production by factors beyond our control, including the demand for natural gas and crude oil; producers' desire and ability to obtain necessary permits; reserve performance; and capacity constraints on the pipelines that transport crude oil, natural gas and NGLs from producing areas and our facilit ies; – difficulties or delays experienced by trucks, railroads or pipelines in delivering products to or from our terminals or pipelines; – changes in demand for the use of natural gas, NGLs and crude oil because of market conditions caused by concerns about climate change; – conflicts of interest between OKE, OKS, ONEOK Partners GP, and related parties of OKE, OKS, and ONEOK Partners GP; – the impact of unforeseen changes in interest rates, equity markets, inflation rates, economic recession and other external factors over which OKE and OKS have no control, including the effect on pension and postretirement expense and funding resulting from changes in equity and bond market returns; – our indebtedness could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared with our competitors that have less debt, or have other adverse consequences; – actions by rating agencies concerning the credit ratings of OKE and OKS; – the results of administrative proceedings and litigation, regulatory actions, rule changes and receipt of expected clearances involving any local, state or federal regulatory body, including the Federal Energy Regulatory Commission (FERC), the National Transportation Safety Board, the Pipeline and Hazardous Materials Safety Administration (PHMSA), the U.S. Environmental Protection Agency (EPA) and the U.S. Commodity Futures Trading Commission (CFTC); – our ability to access capital at competitive rates or on terms acceptable to us; – risks associated with adequate supply to our gathering, processing, fractionation and pipeline facilities, including production declines that outpace new drilling or extended periods of ethane rejection; – the risk that material weaknesses or significant deficiencies in our internal controls over financial reporting could emerge or that minor problems could become significant; – the impact and outcome of pending and future litigation; – the ability to market pipeline capacity on favorable terms, including the effects of: • future demand for and prices of natural gas, NGLs and crude oil; • competitive conditions in the overall energy market; • availability of supplies of Canadian and United States natural gas and crude oil; and • availability of additional storage capacity; – performance of contractual obligations by our customers, service providers, contractors and shippers; – the timely receipt of approval by applicable governmental entities for construction and operation of our pipeline and other projects and required regulatory clearances; – our ability to acquire all necessary permits, consents or other approvals in a timely manner, to promptly obtain all necessary materials and supplies required for construction, and to construct gathering, processing, storage, fractionation and transportation facilities without labor or contractor problems;

Page 3 FORWARD-LOOKING STATEMENTS (CONT’D) – the mechanical integrity of facilities operated; – demand for our services in the proximity of our facilities; – our ability to control operating costs; – acts of nature, sabotage, terrorism or other similar acts that cause damage to our facilities or our suppliers' or shippers' facil ities; – economic climate and growth in the geographic areas in which we do business; – the risk of a prolonged slowdown in growth or decline in the United States or international economies, including liquidity risks in United States or foreign credit markets; – the impact of recently issued and future accounting updates and other changes in accounting policies; – the possibility of future terrorist attacks or the possibility or occurrence of an outbreak of, or changes in, hostilities or changes in the political conditions in the Middle East and elsewhere; – the risk of increased costs for insurance premiums, security or other items as a consequence of terrorist attacks; – risks associated with pending or possible acquisitions and dispositions, including our ability to finance or integrate any such acquisitions and any regulatory delay or conditions imposed by regulatory bodies in connection with any such acquisitions and dispositions; – the impact of uncontracted capacity in our assets being greater or less than expected; – the ability to recover operating costs and amounts equivalent to income taxes, costs of property, plant and equipment and regulatory assets in our state and FERC-regulated rates; – the composition and quality of the natural gas and NGLs supplied to OKS’s gathering system, processed in OKS’s plants and transported on OKS’s pipelines; – the efficiency of our plants in processing natural gas and extracting and fractionating NGLs; – the impact of potential impairment charges; – the risk inherent in the use of information systems in our respective businesses, implementation of new software and hardware, and the impact on the timeliness of information for financial reporting; – our ability to control construction costs and completion schedules of our pipelines and other projects; and – the risk factors listed in the reports OKE and OKS have filed and may file with the SEC, which are incorporated by reference. These reports are also available from the sources described above. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Neither OKE nor OKS undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in the most recent reports on Form 10-K and Form 10-Q and other documents of OKE and OKS on file with the SEC. OKE's and OKS's SEC filings are available publicly on the SEC's website at www.sec.gov. This presentation also contains certain historical and forward-looking non-GAAP measures of financial performance that management believes are good tools for internal use and the investment community in evaluating our overall financial performance. These non-GAAP measures are broadly used to value and compare companies in our industry. Please also see OKE's website at http://www.oneok.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. Please also see OKS's website at http://www.oneokpartners.com under "Investors" for reconciliations of the differences between any historical non-GAAP measures used in this presentation and the most directly comparable GAAP financial measures. The GAAP measures most comparable to the forward-looking non-GAAP financial measures are not accessible on a forward-looking basis and reconciling information is not available without unreasonable effort. Additional Information And Where To Find It: This communication is not a solicitation of any vote, approval, or proxy from any OKE stockholder or OKS unitholder. In connection with the proposed transaction, OKE filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4, which includes a prospectus of OKE and a joint proxy statement of OKE and OKS. Each of OKE and OKS may also file other documents with the SEC regarding the proposed transaction. OKE and OKS will each mail the joint proxy statement/prospectus to their respective stockholders and unitholders. This document is not a substitute for any prospectus, proxy statement or any other document which OKE or OKS may file with the SEC in connection with the proposed transaction. OKE and OKS urge investors and their respective stockholders and unitholders to read the joint proxy statement/prospectus and other relevant materials filed and to be filed with the SEC regarding the proposed transaction when they become available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction (when they become available), free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from OKE's website (www.oneok.com) under the tab "Investors" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from OKS's website (www.oneokpartners.com) under the tab "Investors" and then under the heading "SEC Filings.“ Participants In The Solicitation: OKE, OKS and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from OKE stockholders and OKS unitholders in favor of the proposed transaction and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of OKE stockholders and OKS unitholders in connection with the proposed transaction are set forth in the joint proxy statement/prospectus filed with the SEC on March 7, 2017. You can find information about OKE's executive officers and directors in its definitive proxy statement filed with the SEC on April 5, 2016. You can find information about OKS's executive officers and directors in its annual report on Form 10-K filed with the SEC on February 28, 2017. Additional information about OKE's executive officers and directors and OKS's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 filed with the SEC. You can obtain free copies of these documents from OKE and OKS using the contact information above. This presentation contains factual business information or forward-looking information and is neither an offer to sell nor a solicitation of an offer to buy any securities of ONEOK or ONEOK Partners. All references in this presentation to financial and volume guidance are based on news releases issued on Feb 1, 2017, and Feb. 27, 2017, and are not being updated or affirmed by this presentation.

Page 4 INDEX ONEOK-ONEOK Partners Transaction Overview 5 ONEOK Overview 8 ONEOK Guidance 14 Financial Strength 20 Appendix – STACK and SCOOP 25 – Permian Basin 30 – Williston Basin 34 – Powder River Basin 37 – Business Segments 39 – Natural Gas Liquids 40 – Natural Gas Gathering and Processing 42 – Natural Gas Pipelines 47 – Non-GAAP Reconciliations 49

ONEOK – ONEOK PARTNERS TRANSACTION OVERVIEW

Page 6 MERGER TRANSACTION SUMMARY • On Feb. 1, 2017, ONEOK and ONEOK Partners announced a definitive agreement under which ONEOK will acquire all of the outstanding common units of ONEOK Partners it does not already own in exchange for ONEOK common stock valued at $9.3 billion as of January 31, 2017 – Each common unit of ONEOK Partners will be converted into 0.985 of a share of ONEOK common stock – The transaction represents a 22.4 percent premium to the ONEOK Partners closing price on Jan. 27, 2017 • The combined company is expected to receive investment-grade credit ratings (BBB/Baa3) – ONEOK expects no cash income taxes through at least 2021 – ONEOK Partners would become a wholly owned subsidiary of ONEOK, effectively eliminating its incentive distribution rights – ONEOK and ONEOK Partners expect to cross guarantee debt • ONEOK’s first dividend declared following the closing of the transaction is expected to increase 21 percent with subsequent annual dividend growth of 9 to 11 percent through 2021 – Expect to target dividend coverage of greater than 1.2x • The transaction is expected to close in the second quarter 2017 – Requires approvals from ONEOK Partners unitholders and ONEOK shareholders – Registration statement and preliminary joint proxy statement filed March 7 CREATES $30 BILLION ENTERPRISE VALUE COMPANY; LOWERS COST OF FUNDING

Page 7 COMPELLING LONG-TERM VALUE FOR OKE SHAREHOLDERS & OKS UNITHOLDERS Investment-grade credit ratings • S&P – ONEOK on CreditWatch positive to BBB from BB+ • Moody’s – ONEOK under review for upgrade to Baa3 from Ba1 • Annual dividend coverage target greater than 1.2 times • Ample cash flow to maintain deleveraging strategy Improved cost of funding • Elimination of incentive distribution rights (IDRs) significantly lowers cost of funding • Access to a more liquid equity market • Benefit from larger size of the combined entity Significant upfront dividend increase and higher dividend rate • Expected dividend increase of 21 percent to $0.745, or $2.98 per share on an annualized basis, with expected subsequent dividend growth of 9 to 11 percent annually through 2021 • 22.4 percent premium for ONEOK Partners unitholders per closing price on Jan. 27, 2017 • Expected to be immediately accretive, and then double-digit accretive to distributable cash flow (DCF) in all years from 2018 through 2021 • $14 billion tax basis step-up that is expected to provide a cash income tax deferral • No cash income taxes expected through at least 2021 • Expect significantly increased cash flow No cash income taxes

ONEOK OVERVIEW

Page 9 • 37,000-mile network of natural gas liquids and natural gas pipelines • Provides midstream services to producers, processors and customers • Supply in attractive basins • Significant basin diversification across asset footprint • Growth expected to be fueled by: – Industry fundamentals from increased producer activity – Highly productive basins – Increased ethane demand from the petrochemical industry and increased NGL exports ONEOK OVERVIEW EXTENSIVE. INTEGRATED. RELIABLE. DIVERSIFIED. Natural Gas Gathering & Processing Natural Gas Pipelines Natural Gas Liquids

ONEOK SOURCES OF EARNINGS

CONTINUED FEE-BASED GROWTH ACROSS MULTIPLE SUPPLY BASINS AND MARKETS

- Volume risk
  - Exists primarily in natural gas gathering and processing and natural gas liquids segments
    - Ethane opportunity impacts the natural gas liquids segment
  - Mitigated by supply and market diversity, firm-based, frac-or-pay and ship-or-pay contracts
  - Mitigated by significant acreage dedications in the core areas of the basins we operate in
- Commodity price risk significantly reduced
  - Recontracting efforts increased fee-based earnings and decreased commodity exposure
  - Remaining commodity exposure mitigated by hedging
- Price differential risk
  - NGL location price differentials between Mid-Continent and Gulf Coast and product price differentials
  - Optimization expected to be less of a contributor
    - Assets can be utilized to capture location and product price differentials



Sources of Earnings
($ in billions)
$1.7 B
$2.1 B
$2.1 B
$2.6 B
~ $2.8 B
11%
23%
66%
12%
22%
66%
5%
12%
83%
4%
7%
89%
~ 5%
~ 5%
~ 90%
2013
2014
2015
2016
2017G
Fee
Commodity
Differential

ONEOK

Page 10

Page 11 NATURAL GAS LIQUIDS • Exchange Services - Primarily fee based – Gather, fractionate and transport raw NGL feed to storage and market hubs • Transportation & Storage Services - Fee based – Transport NGL products to market centers and provide storage services for NGL products • Marketing - Differential based – Purchase for resale approximately 70% of fractionator supply on an index-related basis and truck and rail services • Optimization - Differential based – Obtain highest product price by directing product movement between market hubs and convert normal butane to iso-butane PREDOMINANTLY FEE BASED Focused on increasing fee-based exchange-services earnings 7% 10% 5% 5% < 5% 8% 9% 5% 4% ~ 5% 15% 12% 12% 11% ~ 10% 70% 69% 78% 80% > 80% 2013 2014 2015 2016 2017G Exchange Services Transportation & Storage Marketing Optimization

Page 12 • Achieved increased fee-based contract mix by restructuring percent-of-proceeds (POP) contracts with a fee component to include a higher fee rate – Increasing fee-based earnings while providing enhanced services to customers – Average fee rate increased more than 50 percent between the fourth quarter 2015 and fourth quarter 2016 – Expect fee rate to average approximately 80 cents in 2017 with fluctuations due to volume and contract mix NATURAL GAS GATHERING AND PROCESSING PRIMARILY FEE BASED Contract Mix by Earnings 34% 33% 56% 80% >75% 66% 67% 44% 20% <25% 2013 2014 2015 2016 2017G Fee Based Commodity $0.43 $0.55 $0.68 $0.76 $0.76 $0.84 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Average Fee Rate per MMBtu Average Fee Rate 95% increase Q3 2015 – Q4 2016

Page 13 • Nearly 100 percent of earnings is firm, fee-based • Firm demand-based contracts serving primarily investment-grade utility customers • Roadrunner Gas Transmission pipeline project and WesTex pipeline expansion enhance export capability to Mexico – Completed in 2016 – Contract terms of 25 years • Fee-based earnings further enhanced with the completion of a natural gas compressor station project on Midwestern Gas Transmission in 2016 • Constructing a 25-mile natural gas pipeline providing transportation and storage services to an electric generation plant in Oklahoma – Supported by a long-term, fee-based agreement NATURAL GAS PIPELINES PREDOMINANTLY FEE BASED 96% 92% 98% 96% ~ 97% 4% 8% 2% 4% ~ 3% 2013 2014 2015 2016 2017G Fee Based Commodity Sources of Earnings

ONEOK GUIDANCE

Page 15 OKE FINANCIAL GUIDANCE SUMMARY • Net income range*: $575 million – $755 million • Adjusted EBITDA range: $1,870 million – $2,130 million • Distributable Cash Flow: $1,245 million – $1,505 million – Target dividend coverage ratio of 1.20 times or greater • Capital expenditures: $520 million - $640 million – Growth: $380 million - $480 million – Maintenance: $140 million - $160 million • Capital expenditures by segment: – NGL: $215 million - $260 million – NGGP: $215 million - $260 million – NGP: $80 million - $105 million – Other: $10 million - $15 million *Assumes ONEOK’s acquisition of ONEOK Partners effective Jan. 1, 2017 **Expected first quarterly dividend following completion of OKE-OKS transaction, annualized $1.48 $2.13 $2.43 $2.46 $2.98 2013 2014 2015 2016 Annualized Dividend** Dividends Paid Per Share Per Year 19% CAGR since 2013 2017

Page 16 • 2017 volume growth expected to be driven by the six new natural gas processing plants connected in 2016 and increased drilling in NGL-rich shale plays, particularly the STACK and SCOOP plays and the Permian Basin • 2017 expected processing plant connections – Mid-Continent region (3), Permian Basin (2), Rocky Mountain region (1) – Increases total processing plant connections to nearly 200 • Ethane recovery expected to average 35,000 – 55,000 bpd higher in 2017 compared with 2016 – Providing $40 million - $60 million of adjusted EBITDA growth • Volume growth weighted towards second-half of the year NATURAL GAS LIQUIDS 2017 VOLUME 533 769 770 105 155 175 2014 2015 2016 2017G Gathered Volume Ethane Opportunity 522 552 586 105 155 175 2014 2015 2016 2017G Fractionation Ethane Opportunity Gathered Volume (MBbl/d) Fractionation Volume (MBbl/d) 120-140 800-900 120-140 575-635

Page 17 487 662 780 917 862 781 1,404 1,524 1,561 2014 2015 2016 2017G* Gathered Volumes (MMcf/d) NATURAL GAS GATHERING AND PROCESSING 2017 VOLUME Mid-Continent • Accelerated producer activity expected in the STACK and SCOOP plays – 10-12 rigs on ONEOK dedicated acreage compared with 3-4 at 2016 lowest point • Approximately 100 MMcf/d of available processing capacity in the STACK and SCOOP areas • 2017 volumes expected to increase significantly in the second half of the year 1,500 – 1,650 740-800 760-850 442 622 756 755 658 653 1,197 1,280 1,409 2014 2015 2016 2017G** Processed Volumes (MMcf/d) Mid-Continent Rocky Mountain 1,400 – 1,550 660–750 740–800 *2017 guidance gathered volumes (BBtu/d):1,950-2,150 **2017 guidance processed volumes (BBtu/d):1,850-2,050 Williston Basin • 2017 volumes expected to increase from accelerated well completions and rig activity, and a ramp up of projects completed in 2016 – 23-25 rigs on ONEOK dedicated acreage – Approximately 400 well connects expected in 2017 • Approximately 200 MMcf/d available processing capacity • Approximately 300 DUCs on ONEOK’s acreage

ETHANE RECOVERY BY BASIN

INCREMENTAL ETHANE DEMAND

- ONEOK's NGL infrastructure already connects supply to Gulf Coast region
  - Incremental ethane transported and fractionated volume potential of 175,000 – 200,000 bpd
  - Potential annual earnings uplift from full ethane recovery estimated to be approximately $200 million
    - More than $170 million from the Mid-Continent
- Basins closer to market hubs will likely be the first to recover ethane
- Incremental ethane opportunity for ONEOK by basin:
  - Mid-Continent: ~140,000 bpd
  - Williston Basin: ~35,000 bpd
  - Permian: ~10,000 bpd

Ethane Supply	Expected Timing	Expected Incremental Petrochemical and Export Capacity*
1	2Q2016 – 1Q2017	296,000 bpd
2	2Q2017 – 4Q2017	308,000 bpd
3	1Q2018 – 1Q2020	282,000 bpd
	Total	**886,000 bpd**

** As of March 2017*


Williston Basin/ Rockies
2 3
Appalachia
2 3
Mid-Continent
1 2
Permian Basin
1
Eagle Ford Shale
1
ONEOK NGL assets

ONEOK

Page 18

Page 19 PROJECTS UNDER DEVELOPMENT • Project backlog: evenly distributed between ONEOK’s three business segments – Target adjusted EBITDA multiples of five to seven times • Future growth across multiple supply basins and major market areas • Backlog of unannounced growth projects includes: – NGL pipelines, fractionation and storage facilities – Natural gas pipelines – Natural gas processing plants – NGL and natural gas export infrastructure • High-return projects requiring minimal capital investments between 2017-2021, including: – Well connections – Compression infrastructure – Natural gas processing plant connections – Market connections • Projects will be announced as commitments from producers/processors/end-users are secured $1.5 BILLION TO $2.5 BILLION – PRIMARILY FEE BASED

FINANCIAL STRENGTH

Page 21 OKE – STRONG BALANCE SHEET • Leverage target – GAAP debt-to-EBITDA ratio < 4.0x • Committed to taking necessary steps to maintain investment-grade credit ratings • Expected credit ratings: – S&P: BBB – Moody’s: Baa3 • Expected $2.5 billion revolving credit facility COMMITTED TO INVESTMENT-GRADE CREDIT RATING $1.2 $1.5 $1.6 $1.8 $2.0 2013 2014 2015 2016 2017G OKE Adjusted EBITDA Growth ($ in Billions) Adjusted EBITDA 5.9x 5.4x 5.8x 5.2x 4.7x 2013 2014 2015 2016 2017G OKE Consolidated GAAP Debt-to-EBITDA Ratio GAAP Debt-to-EBITDA Ratio

Page 22 TOTAL SHAREHOLDER RETURN • Long-term investors have experienced high returns from ONEOK – 10-year returns far exceeded the S&P 500 Index • 2016 returns outperformed the S&P 500 Index ONEOK – DELIVERING LONG-TERM VALUE Note: Total return as of Dec. 31, 2016 357% 88% 149% 96% 98% 12% 10-year5-year1-year ONEOK S&P 500 Index

APPENDIX

ONEOK GROWTH: 2006 – 2016

$9 BILLION INVESTED IN INFRASTRUCTURE WITH ROOM FOR GROWTH

2. Niobrara/Powder River Basin
- Niobrara NGL Lateral
- OPPL Expansion
- Sage Creek and NGL Infrastructure Acquisition

4. Permian Basin and Gulf Coast
- Roadrunner Gas Transmission Pipeline
- WesTex Transmission Pipeline Expansion
- Sterling I Expansion
- Sterling I and II Reconfiguration
- Sterling III and Arbuckle Pipelines
- MB II and III Fractionators
- Mont Belvieu E/P Splitter
- Ethane Header Pipeline
- West Texas LPG Pipeline System Acquisition


1
Bakken Shale
Williston Basin
2
Niobrara Shale
Powder River Basin
Piceance Basin
3
5
STACK
Mississippian Lime
Granite Wash
Woodford Shale
SCOOP
Cana-Woodford
Barnett Shale
4
Permian Basin
Eagle Ford
Natural Gas Gathering & Processing
Natural Gas Liquids
Natural Gas Pipelines
Completed Growth Projects and Acquisitions

1. Bakken/Williston Basin
- Plants: Garden Creek I, II and III; Grasslands Plant Expansion; Stateline I and II; Lonesome Creek; and Bear Creek
- Bakken NGL Pipeline and Expansion Phase I
- Stateline de-ethanizers
- Field Compression and Related Infrastructure
- Divide County Gathering System
- Related NGL Infrastructure

3. Midwest Region
- MGT Compressor Station
- Midwestern Extension
- Guardian II Expansion
- North System Acquisition

5. Mid-Continent Region
- Canadian Valley Plant
- NGL Plant Connections
- Bushton Fractionator Expansion
- NGL Pipeline and Hutchinson Fractionator Infrastructure
- Maysville Plant Acquisition

ONEOK

Page 24

STACK AND SCOOP

Page 26 STACK AND SCOOP PLAYS* RELIABLE FULL-SERVICE PROVIDER Natural Gas Liquids • Approximately 100 third-party plant connections in Mid-Continent • Incremental 100,000 bpd of expected supply by 2019 – 40,000 bpd of available gathering capacity; expandable to 100,000 bpd with less than $100 million of capital expenditures Natural Gas Gathering and Processing • Access to nearly 700 MMcf/d of processing capacity through integrated asset network • Approximately 100 MMcf/d of natural gas processing capacity available in Oklahoma Natural Gas Pipelines • Extensive pipeline footprint across the region • Flexibility from approximately 50 Bcf of storage capacity • Opportunities to match supply with markets Natural Gas Liquids Natural Gas Gathering & Processing Natural Gas Pipelines *STACK: Sooner Trend (oil field), Anadarko (basin), Canadian and Kingfisher (counties) *SCOOP: South Central Oklahoma Oil Province

Page 27 STACK AND SCOOP PLAYS FULL-SERVICE CAPABILITY Natural Gas Liquids • Currently gathering approximately 150,000 – 200,000 bpd of NGLs • Three new processing plant connections in the STACK and SCOOP expected by the end of 2017 • Expect an incremental 100,000 bpd of NGLs gathered by the end of 2019 • More than 110 existing plant connections in the Mid-Continent • Approximately 40,000 bpd of available gathering capacity ‒ Expandable to 100,000 bpd with less than $100 million of capital expenditures Third-Party Plant Connections ONEOK Plants Natural Gas Liquids

Page 28 STACK AND SCOOP PLAYS WELL-POSITIONED GATHERING AND PROCESSING ASSETS Natural Gas Gathering and Processing • Approximately 200,000 acres dedicated to ONEOK in the STACK • Well completions expected to increase • Producers are seeing some wells average 8 to 10 MMcf/d initial production rates • Integrated network of plants with a total capacity of nearly 700 MMcf/d • Approximately 100 MMcf/d of available capacity Natural Gas Gathering and Processing Pipelines ONEOK Plants

Page 29 STACK AND SCOOP PLAYS PROVIDING CONNECTIVITY Natural Gas Pipelines • Connected to 34 natural gas processing plants in Oklahoma with a total capacity of 1.8 Bcf/d • Access to on-system utility and industrial markets with peak demand of approximately 2.4 Bcf/d • Westbound expansion of ONEOK Gas Transmission Pipeline out of the STACK ‒ Firm commitment for 100 MMcf/d secured ‒ Initial expansion design consists of adding compression ‒ Ongoing market discussions to scale up project by adding compression • Approximately 50 Bcf of natural gas storage capacity in Oklahoma Natural Gas Pipelines Third-Party Plant Connections ONEOK Plants Natural Gas Storage

PERMIAN BASIN

Page 31 PERMIAN BASIN RELIABLE SERVICE PROVIDER Natural Gas Liquids • Nearly 40 third-party natural gas processing plant connections in the Permian Basin • Two new natural gas processing plant connections in the Permian Basin expected in 2017 • West Texas LPG pipeline system expandable through additional pump stations and pipeline looping Natural Gas Pipelines • Connected to 22 natural gas processing plants in the Permian Basin with a total capacity of 1.9 Bcf/d • Access to on-system utility and industrial markets with peak demand of approximately 1.5 Bcf/d • Completed capital projects in 2016: – Roadrunner Phase I and II totaling 570 MMcf/d of capacity – WesTex Transmission Pipeline adding 260 MMcf/d of capacity • 4 Bcf of active natural gas storage capacity in Texas Natural Gas Liquids Natural Gas Pipelines Third-party Plant Connections Natural Gas Storage Roadrunner Gas Transmission

Page 32 PERMIAN BASIN FULL-SERVICE CAPABILITY Natural Gas Liquids • Well-positioned near NGL-rich Delaware and Midland Basins • Extensive network of natural gas liquids pipelines connecting supply to Gulf Coast and Conway, Kansas, market centers • Potential to offer transportation and fractionation services to new customers in the basin Natural Gas Liquids Third-party Plant Connections

PERMIAN BASIN

PROVIDING CONNECTIVITY

Natural Gas Pipelines

- Connected to 22 natural gas processing plants in the Permian Basin with a total capacity of 1.9 Bcf/d
- Well-positioned in the Delaware Basin with a significant position in the Midland Basin
- 2,500-mile network of natural gas pipelines and storage connecting Mid-Continent and Permian Basin supply with natural gas utility and industrial markets in Texas and Mexico
- ONEOK WesTex provides access to Waha Hub pipelines for liquidity and transaction capabilities



ONEOK's WesTex Waha Hub
El Paso
Enterprise
Energy Transfer
Oasis
Roadrunner
Southern Union
Atmos
TransWestern
Northern Natural
CFE Hub (pending)
NEW MEXICO
TEXAS
Delaware Basin
Midland Basin
Natural Gas Pipelines
Natural Gas Storage
Roadrunner Gas Transmission
ONEOK Plant Connections
Third-party Plant Connections

ONEOK

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WILLISTON BASIN

Page 35 WILLISTON BASIN PROVIDING VALUABLE TAKEAWAY CAPACITY Natural Gas Liquids • Four third-party natural gas processing plant connections in the Williston Basin • Bakken NGL Pipeline expandable to 160,000 bpd with additional pump stations, expected in the third quarter 2018 • Highest margin NGL barrel with average bundled fee rates of more than 30 cents per gallon • Approximately 35,000 bpd incremental ethane opportunity Natural Gas Pipelines • 2.4 Bcf/d of long-haul natural gas transportation capacity through ONEOK’s 50 percent ownership in Northern Border Pipeline • Northern Border Pipeline provides the most economical capacity route out of the Williston Basin Natural Gas Liquids Natural Gas Pipelines Third-party Plant Connections

Page 36 WILLISTON BASIN COMPETITIVELY ADVANTAGED ASSET FOOTPRINT Natural Gas Gathering and Processing • More than 3 million acres dedicated to ONEOK – Approximately 1 million acres in the core • Nearly 1 Bcf/d natural gas processing capacity – More than 200 MMcf/d available • Seeing increased drilling activity in the basin, with approximately 23-25 rigs running on ONEOK’s dedicated acreage • Approximately 300 drilled but uncompleted wells (DUCs) on acreage • 65 new well connections in the fourth quarter 2016 • Higher gas-to-oil (GOR) ratios in the core of the basin where completion activities are highest • 80 MMcf/d Bear Creek natural gas processing plant completed in August 2016 ONEOK Natural Gas Processing Plants Natural Gas Gathering and Processing Pipelines

POWDER RIVER BASIN

Page 38 POWDER RIVER BASIN PROVIDING VALUABLE TAKEAWAY CAPACITY Natural Gas Liquids • Assets located in NGL-rich Niobrara, Sussex and Turner formations • NGL takeaway through the Bakken NGL Pipeline and Overland Pass Pipeline • 2 third-party natural gas processing plant connections Natural Gas Gathering and Processing • Approximately 130,000 acres dedicated to ONEOK • 50 MMcf/d processing capacity at the Sage Creek natural gas processing plant • Integrated assets and value chain with natural gas liquids segment Third-party Plant ONEOK Plant Natural Gas Liquids Natural Gas Gathering and Processing

BUSINESS SEGMENTS

NATURAL GAS LIQUIDS

Page 41 • Provides fee-based services to natural gas processors and customers – Gathering, fractionation, transportation, marketing and storage • Extensive NGL gathering system – Connected to nearly 200 natural gas processing plants in the Mid-Continent, Barnett Shale, Rocky Mountain regions and Permian Basin • Represents 90 percent of pipeline-connected natural gas processing plants located in Mid-Continent – Well positioned to capture growth in SCOOP/STACK and Cana-Woodford • Contracted NGL volumes exceed physical volumes – minimum volume commitments • Extensive NGL fractionation system – Fractionation capacity near two market hubs • Conway, KS and Medford, OK – 500,000 bpd capacity • Mont Belvieu, TX – 340,000 bpd capacity • Bakken NGL Pipeline offers exclusive pipeline takeaway from the Williston Basin • Links key NGL market centers at Conway, Kansas, and Mont Belvieu, Texas • North System supplies Midwest refineries and propane markets NATURAL GAS LIQUIDS ONE OF THE LARGEST IN THE U.S. Fractionation 840,000 bpd net capacity Isomerization 9,000 bpd capacity E/P Splitter 40,000 bpd Storage 26 MMBbl capacity Distribution 4,380 miles of pipe with 1,060 mbpd capacity Gathering – Raw Feed 7,140 miles of pipe with 1,485 MBpd capacity As of Dec. 31, 2016 NGL Gathering Pipelines NGL Distribution Pipelines NGL Market Hub NGL Fractionator Overland Pass Pipeline (50% interest) NGL Storage

NATURAL GAS GATHERING AND PROCESSING

Page 43 • Provides gathering, compression, treating and processing services to producers • Diverse contract portfolio – More than 2,000 contracts – Percent of proceeds (POP) with fees • Restructured significant POP with fee contracts to include a larger fee component • Natural gas supplies from three core areas: – Williston Basin • Includes oil, natural gas and natural gas liquids in the Bakken and Three Forks formations – Mid-Continent • STACK • SCOOP • Cana-Woodford Shale • Mississippian Lime • Granite Wash, Hugoton, Central Kansas Uplift – Powder River Basin • Crude oil and NGL-rich Niobrara, Sussex and Turner formations NATURAL GAS GATHERING AND PROCESSING SERVING PRODUCERS IN KEY BASINS Gathering pipelines Natural gas processing plant Gathering 18,900 miles of pipe Processing 21 active plants 1,830 MMcf/d capacity Volumes 2,030 BBtu/d or 1,560 MMcf/d gathered 1,880 BBtu/d or 1,410 MMcf/d processed; 865 BBtu/d residue gas sold 160 MBbl/d NGLs sold As of Dec. 31, 2016

Page 44 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 0% 5% 10% 15% 20% 25% 30% 35% 40% 2010 2011 2012 2013 2014 2015 2016 2017 Gas Produced Percent of Gas Flared WILLISTON BASIN INCREASED GAS CAPTURE AND VOLUME BACKLOG BENEFITS ONEOK P erce nt Flare d M M cf /d P ro duced North Dakota Natural Gas Produced and Flared Source: NDIC Department of Mineral Resources • Increased natural gas capture results in increased NGL and natural gas value uplift • Approximately 88% of North Dakota’s natural gas production was captured in January 2017 • North Dakota Industrial Commission (NDIC) policy targets: – Increase natural gas capture to: 85% by Nov. 2016; 88% by Nov. 2018; and 91% by Nov. 2020 • January statewide flaring was approximately 190 MMcf/d, with nearly 60-70 MMcf/d estimated to be on ONEOK’s dedicated acreage • Producer customers are more incentivized to increase natural gas capture rates to maximize the value of wells drilled

Page 45 NATURAL GAS GATHERING AND PROCESSING COMMODITY PRICE RISK MITIGATION Year Ending December 31, 2017 Commodity Volumes Hedged Average Price Percent Hedged Natural Gas* (MMBtu/d) 73,100 $2.63 / MMBtu 97% Condensate (bpd) 1,800 $44.88 / Bbl 72% Natural Gas Liquids** (bpd) 8,000 $0.51 / gallon 91% * Natural gas prices represent a combination of hedges at various basis locations **NGLs hedged reflect propane, normal butane, iso-butane and natural gasoline only. The ethane component of the equity NGL volume is not hedged and not expected to be material to ONEOK’s results of operations Volumes hedged as of Dec. 31, 2016. Year Ending December 31, 2018 Commodity Volumes Hedged Average Price Percent Hedged Natural Gas* (MMBtu/d) 49,700 $2.80 / MMBtu 74% Condensate (bpd) 600 $56.80 / Bbl 25% Natural Gas Liquids** (bpd) 1,900 $0.68 / gallon 22%

Page 46 NATURAL GAS GATHERING AND PROCESSING COMMODITY PRICE SENSITIVITIES AFTER HEDGING* *As of Dec. 31, 2016 **Three-month forward-looking sensitivities net of hedges in place ***Full-year forward-looking sensitivities net of hedges in place Earnings Impact* ($ in Millions) Commodity Sensitivity 2017** Natural Gas $0.10 / MMBtu $0.1 Natural Gas Liquids $0.01 / gallon $0.4 Crude Oil $1.00 / barrel $0.4

NATURAL GAS PIPELINES

Page 48 • Predominantly fee-based income • 92% of transportation capacity contracted under firm demand-based rates in 2016 • 82% of contracted system transportation capacity serves end-use markets in 2016 ‒ Connected directly to end-use markets • Local natural gas distribution companies • Electric-generation facilities • Large industrial companies • 65% of storage capacity contracted under firm, fee-based arrangements in 2016 NATURAL GAS PIPELINES CONNECTIVITY TO KEY MARKETS Natural Gas Interstate Pipeline Natural Gas Intrastate Pipeline Natural Gas Storage Northern Border Pipeline (50% interest) Roadrunner Gas Transmission (50% interest) Pipelines 6,700 miles, 6.9 Bcf/d peak capacity Storage 58 Bcf active working capacity As of Dec. 31, 2016

NON-GAAP RECONCILIATIONS

Page 50 NON-GAAP RECONCILIATIONS ONEOK, Inc. ONEOK has disclosed in this presentation expected 2017 adjusted EBITDA and distributable cash flow (DCF), which are non-GAAP financial metrics, used to measure ONEOK’s financial performance, and are defined as follows: Adjusted EBITDA is defined as net income adjusted for interest expense, depreciation and amortization, income taxes, non-cash share-based compensation and allowance for equity funds used during construction and certain other items; and Distributable cash flow is defined as adjusted EBITDA, computed as described above, less interest expense, maintenance capital expenditures and equity earnings from investments, excluding noncash impairment charges, adjusted for cash distributions received from unconsolidated affiliates and certain other items. These non-GAAP financial measures described above are useful to investors because they are used by many companies in the industry as a measurement of financial performance and are commonly employed by financial analysts and others to evaluate our financial performance and to compare our financial performance with the performance of other companies within our industry. Adjusted EBITDA and DCF and should not be considered in isolation or as a substitute for net income or any other measure of financial performance presented in accordance with GAAP. These non-GAAP financial measures exclude some, but not all, items that affect net income. Additionally, these calculations may not be comparable with similarly titled measures of other companies. Furthermore, these non-GAAP measures should not be viewed as indicative of the actual amount of cash that is available for dividends or that is planned to be distributed in a given period.

Page 51 OKE NON-GAAP RECONCILIATION NET INCOME TO ADJUSTED EBITDA ($ in Millions) 2013 2014 2015 2016 Reconciliation of Net Income to Adjusted EBITDA Net income from continuing operations $589 $669 $385 $746 Interest expense, net of capitalized interest 271 356 417 470 Depreciation and amortization 239 295 355 392 Income taxes 166 151 136 212 Impairment charges - 76 264 - Allowance for equity funds used during construction and other (49) (20) 3 9 Adjusted EBITDA $ 1,216 $1,527 $1,560 $1,829

Page 52 OKE NON-GAAP RECONCILIATION NET INCOME TO ADJUSTED EBITDA AND DCF 2017 Guidance Range Reconciliation of Net Income to Adjusted EBITDA and Distributable Cash Flow Excludes one-time transaction fees associated with the acquisition of ONEOK Partners (Millions of dollars) Net income (a) $ 575 - $ 755 Interest expense, net of capitalized interest 515 - 485 Depreciation and amortization 405 - 415 Income tax expense (a) 330 - 440 Non-cash share-based compensation expense 40 - 30 Allowance for equity funds used during construction and other 5 - 5 Adjusted EBITDA 1,870 - 2,130 Interest expense, net of capitalized interest (515) - (485) Maintenance capital (140) - (160) Equity in net earnings from investments (150) - (170) Distributions received from unconsolidated affiliates 190 - 210 Other (10) - (20) Distributable cash flow $ 1,245 - $ 1,505 (a) Assumes ONEOK’s acquisition of ONEOK Partners effective Jan. 1, 2017